As Filed Pursuant to Rule 424(b)(5)
Registration No. 333-284510

PROSPECTUS SUPPLEMENT

(To Prospectus Supplement Dated November 4, 2025, and Prospectus Dated January 27, 2025)

CLASS A COMMON STOCK ANNEX

Class A Common Stock

We have entered into an Omnibus Sales Agreement (the “Sales Agreement”) with TD Securities (USA) LLC, Barclays Capital Inc., The Benchmark Company, LLC, BTIG, LLC, Canaccord Genuity LLC, Cantor Fitzgerald & Co., Clear Street LLC, Compass Point Research & Trading, LLC, H.C. Wainwright & Co., LLC, Keefe, Bruyette & Woods, Inc., Maxim Group LLC, Mizuho Securities USA LLC, Morgan Stanley & Co. LLC, Santander US Capital Markets LLC, SG Americas Securities, LLC, and TCBI Securities Inc. doing business as Texas Capital Securities (collectively, the “Agents”), dated November 4, 2025, relating to the sale of shares of our class A common stock, par value $0.001 per share, and shares of several series of our preferred stock, par value $0.001 per share. In accordance with the terms of the Sales Agreement, under this prospectus supplement relating to the sale of our class A common stock (the “Common Stock Annex”), we may offer and sell shares of our class A common stock having an aggregate offering price of up to $15,854,365,265.54 from time to time through one or more of the Agents, acting as our sales agents. The shares of class A common stock offered hereunder are among the securities described in the base prospectus supplement dated November 4, 2025, that we filed with the Securities and Exchange Commission (the “SEC”) on such date (the “base prospectus supplement”) and an accompanying prospectus dated January 27, 2025. This Common Stock Annex should be read in conjunction with that base prospectus supplement and accompanying prospectus and the contents of that base prospectus supplement and accompanying prospectus are incorporated by reference into this Common Stock Annex.

We had previously registered the offer, issuance and sale of up to $21,000,000,000 of our class A common stock under a prospectus supplement dated May 1, 2025. Prior to the date of this Common Stock Annex, we have sold 13,032,625 shares of class A common stock under such prior prospectus supplement for gross proceeds of $5,145,634,734.46, with shares of class A common stock with an aggregate offering price of up to $15,854,365,265.54 remaining unsold under such offering. As of the date of this Common Stock Annex, we have terminated such prior offering of class A common stock and the sales agreement relating to such prior offering and such unsold shares of class A common stock will no longer be offered and sold under the prior prospectus supplement. Instead, the remaining $15,854,365,265.54 of our class A common stock will be offered and sold under this Common Stock Annex, the base prospectus supplement dated November 4, 2025 and the accompanying prospectus.

Our class A common stock is listed on The Nasdaq Global Select Market under the trading symbol “MSTR.” On November 3, 2025, the last sale price of our class A common stock as reported on The Nasdaq Global Select Market was $264.67 per share.

Our business and an investment in our class A common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page SA-3 of this Common Stock Annex, under the caption “Risk Factors”, “Risk Factors Related to the ATM Offering Programs” and “Risk Factor Updates” in the accompanying base prospectus supplement dated November 4, 2025, and prospectus and in the documents incorporated by reference into the accompanying base prospectus supplement dated November 4, 2025, and prospectus.

Neither the SEC nor any state or foreign securities commission or regulatory authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Common Stock Annex, the base prospectus supplement dated November 4, 2025 or the accompanying prospectus. Any representation to the contrary is a criminal offense.

TD Securities	Barclays	The Benchmark Company	BTIG

Canaccord Genuity	Cantor	Clear Street	Compass Point

H.C. Wainwright & Co.	Keefe, Bruyette & Woods A Stifel Company	Maxim Group LLC	Mizuho

Morgan Stanley	Santander	SOCIETE GENERALE	Texas Capital Securities

November 4, 2025

ADDITIONAL DOCUMENTS RELATED TO THE OFFERING

You should read this Common Stock Annex in conjunction with the base prospectus supplement dated November 4, 2025 and the accompanying prospectus dated January 27, 2025. This Common Stock Annex contains the specific terms of our at-the-market offering of up to $15,854,365,265.54 of shares of our class A common stock and the base prospectus supplement describes the terms applicable to our at-the-market offerings of class A common stock and preferred stock in general. You should carefully consider, among other things, the matters set forth under “Risk Factors Related to the ATM Offering Programs” in the base prospectus supplement and “Risk Factors” in this Common Stock Annex.

You may access the base prospectus supplement and accompanying prospectus on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website): https://www.sec.gov/Archives/edgar/data/1050446/000119312525263653/d87896d424b2.htm

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

COMMON STOCK ANNEX

THE OFFERING	SA-1
RISK FACTORS	SA-3
USE OF PROCEEDS	SA-6
DIVIDEND POLICY	SA-7
PLAN OF DISTRIBUTION	SA-8
LEGAL MATTERS	SA-9

THE OFFERING

Class A common stock offered by us	Shares of our class A common stock having an aggregate offering price of up to $15,854,365,265.54.

Class A common stock to be outstanding immediately after this offering	Up to 327,615,873 shares, assuming sales of $15,854,365,265.54 shares of our class A common stock in this offering at a price of $264.67 per share, which was the last reported sale price of our class A common stock on The Nasdaq Global Select Market on November 3, 2025. The actual number of shares issued will vary depending on the sales price under this offering.

Manner of offering	“At the market” offering that may be made from time to time through the Agents. See “Plan of Distribution” beginning on page SA-8 of this Common Stock Annex.

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including the acquisition of bitcoin, paying cash dividends on our outstanding preferred stock, and for working capital.

Bitcoin is a highly volatile asset that has traded below $70,000 per bitcoin and above $120,000 per bitcoin in our principal market in the 12 months preceding the date of this Common Stock Annex. Bitcoin does not pay interest or other returns and so our ability to generate cash from our bitcoin holdings depends on sales. Future fluctuations in bitcoin trading prices may result in our converting bitcoin purchased with the net proceeds from the offering of class A common stock under this Common Stock Annex into cash with a value substantially below the net proceeds from this offering, and there can be no assurance as to whether or when we will realize any cash proceeds from our contemplated acquisition of bitcoin.

See “Use of Proceeds” on page SA-6 of this Common Stock Annex.

Nasdaq Global Select Market symbol	“MSTR”

Risk factors	You should read the “Risk Factors” section of this Common Stock Annex beginning on page SA-3, the “Risk Factors”, “Risk Factors Related to the ATM Offering Programs” and “Risk Factor Updates” sections contained in the accompanying base prospectus supplement, and prospectus and in the documents incorporated by reference in the accompanying base prospectus supplement dated November 4, 2025, and prospectus, and the other information included in, or incorporated by reference into, the accompanying base prospectus supplement dated November 4, 2025 and prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our class A common stock.

The number of shares of our class A common stock that will be outstanding immediately after this offering as shown above is based on 267,713,485 shares of class A common stock outstanding as of October 31, 2025. For purposes of this calculation, the number of outstanding shares as of October 31, 2025, is deemed to include shares of class A common stock, if any, that were sold under at-the-market equity offerings programs or that were to be issued pursuant to options that had been exercised or restricted stock units that have vested, but which in each case were pending issuance as of such date. The number of shares outstanding as of October 31, 2025, as used throughout this Common Stock Annex, unless otherwise indicated, excludes:

•	3,726,959 shares of class A common stock issuable upon exercise of stock options outstanding as of October 31, 2025, at a weighted average exercise price of $42.36 per share;

•	806,624 shares of class A common stock issuable upon the vesting of restricted stock units outstanding as of October 31, 2025;

•	558,528 shares of class A common stock issuable upon the vesting of performance stock units outstanding as of October 31, 2025;

•

2,914,040 and 463,596 additional shares of class A common stock available as of October 31, 2025, for future issuance under our 2023 Equity Incentive Plan, as amended, and 2021 Employee Stock Purchase Plan, respectively;

•	19,640,250 shares of class A common stock issuable upon conversion of shares of class B common stock issued and outstanding as of October 31, 2025;

•

5,513,489 shares of class A common stock potentially issuable as of October 31, 2025, upon conversion of our 0.625% Convertible Senior Notes due 2028, subject to adjustment in accordance with the terms of such notes;

•

4,461,600 shares of class A common stock potentially issuable as of October 31, 2025, upon conversion of our 0% Convertible Senior Notes due 2029, subject to adjustment in accordance with the terms of such notes;

•

5,341,600 shares of class A common stock potentially issuable as of October 31, 2025, upon conversion of our 0.625% Convertible Senior Notes due 2030, subject to adjustment in accordance with the terms of such notes;

•

4,614,400 shares of class A common stock potentially issuable as of October 31, 2025, upon conversion of our 0% Convertible Senior Notes due 2030, subject to adjustment in accordance with the terms of such notes;

•

2,593,931 shares of class A common stock potentially issuable as of October 31, 2025, upon conversion of our 0.875% Convertible Senior Notes due 2031, subject to adjustment in accordance with the terms of such notes;

•

3,915,200 shares of class A common stock potentially issuable as of October 31, 2025, upon conversion of our 2.25% Convertible Senior Notes due 2032, subject to adjustment in accordance with the terms of such notes;

•

1,391,851 shares of class A common stock issuable upon conversion of the 13,918,518 shares of 8.00% Series A Perpetual Strike Preferred Stock, $0.001 par value per share (“STRK Stock”), outstanding as of October 31, 2025; and

•

22,957,824 shares of class A common stock issuable upon conversion of 229,578,243 shares of STRK Stock which remain available for sale (assuming such shares are sold at $88.60 per share, the last sale price of our STRK Stock as reported on the Nasdaq Global Select Market on November 3, 2025), under the Sales Agreement.

RISK FACTORS

An investment in our class A common stock involves a high degree of risk. Before deciding whether to invest in our class A common stock, you should carefully consider the risks described below and under the sections captioned “Risk Factors”, “Risk Factors Related to the ATM Offering Programs” and “Risk Factor Updates” contained in the accompanying base prospectus supplement and prospectus and in our most recent Annual Report on Form 10-K, any of our subsequent Quarterly Reports on Form 10-Q, and any of our Current Reports on Form 8-K, each of which are incorporated by reference herein in their entirety, together with other information in this Common Stock Annex, and in any free writing prospectus that we have authorized for use in connection with this offering. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our class A common stock to decline, resulting in a loss of all or part of your investment.

Risks Related to This Offering

The market price of our class A common stock has been and may continue to be volatile and you may not be able to sell your shares at or above the price you pay in this offering.

The market price of our class A common stock has historically been volatile and this volatility has been significant in recent periods. Since August 11, 2020, the date on which we announced our initial purchase of bitcoin, the closing price of our class A common stock has increased from $12.36 as of August 10, 2020, the last trading day before our announcement, to $264.67 as of November 3, 2025, and has traded as high as $543.00 and as low as $13.26 during such period and the daily trading volume was as high as 100,444,000 shares and as low as 385,000 shares. All amounts in the preceding sentence have been adjusted to reflect our 10-for-1 stock split by means of stock dividend, following which trading of our class A common stock commenced on a split-adjusted basis at market open on August 8, 2024. The market price of our class A common stock may fluctuate widely in response to various factors, some of which are beyond our control. These factors include, but are not limited to:

•	fluctuations in the price of bitcoin, of which we have significant holdings, and in which we expect we will continue to make significant purchases and announcements about our transactions in bitcoin;

•	changes to our bitcoin strategy;

•	failure by us to meet our targets or published guidance for our bitcoin strategy, capital plan, and financial results;

•	announcement of additional capital raising transactions;

•	regulatory, commercial and technical developments related to bitcoin or the Bitcoin blockchain;

•	quarterly variations in our results of operations or those of our competitors;

•	announcements about our earnings that are not in line with analyst expectations;

•	announcements by us or our competitors of acquisitions, dispositions, new offerings, significant contracts, commercial relationships, or capital commitments;

•	our ability to develop, market, and deliver new and enhanced offerings on a timely basis;

•	commencement of, or our involvement in, litigation;

•	recommendations by securities analysts or changes in earnings estimates and our ability to meet those estimates;

•

investor perception of our Company, including as compared to investment vehicles that are designed to track the price of bitcoin, such as spot bitcoin exchange-traded products, and other companies that pursue strategies similar to ours of acquiring bitcoin or other digital assets;

•	announcements by our competitors of their earnings that are not in line with analyst expectations;

•	the volume of shares of our class A common stock and other securities available for public sale;

•	failure by us to declare dividends on our preferred stock in expected amounts or at all;

•	sales or purchases of stock by us or by our stockholders and issuances of awards under our equity incentive plan; and

•

general economic conditions and slow or negative growth of related markets, including as a result of war, terrorism, infectious diseases, natural disasters and other global events, and government responses to such events.

Investors who purchase shares in this offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. In addition, the stock market and the markets for both bitcoin-influenced and technology companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies in those markets. In particular, recent trading prices of our class A common stock may reflect market dynamics that are not connected to traditional software and business intelligence industry fundamentals, or to valuation methods commonly associated with operating companies in these industries or with companies engaged predominantly in passive investments in bitcoin or other commodities, such as exchange-traded funds. Our equity market capitalization as of September 30, 2025, is well in excess of our stockholders’ equity calculated in accordance with U.S. GAAP, and in excess of valuations that might traditionally be expected based on our operating performance, cash flows and net assets. Investors may therefore be unable to assess the value our class A common stock or evaluate the risks of an investment in us using traditional or commonly used enterprise valuation methods. We cannot predict how these dynamics may evolve over time, or whether or how long they may last. These market and industry factors may significantly harm the market price of our class A common stock, regardless of our actual operating performance, resulting in substantial losses for investors in our class A common stock.

Purchasers will experience immediate dilution in the book value per share of the class A common stock purchased in the offering.

The shares of class A common stock sold in this offering, if any, will be sold from time to time at various prices. However, we expect that the offering price of our class A common stock will be substantially higher than the net tangible book value per share of our outstanding class A common stock. Our net tangible book value represents our total assets less our digital assets (which are classified as intangible assets) and less our total liabilities. After giving effect to the sale of shares of our class A common stock in the aggregate amount of $15,854,365,265.54 at an assumed offering price of $264.67 per share, the last sale price of our class A common stock on November 3, 2025, on The Nasdaq Global Select Market, and after deducting estimated commissions and estimated offering expenses, our as adjusted net tangible book value as of September 30, 2025, would have been approximately $764,188, or approximately $2.34 per share. This represents an immediate increase in as adjusted net tangible book value of approximately $58.70 per share to the existing holders of our class A common stock and an immediate dilution in as adjusted net tangible book value of approximately $262.34 per share to purchasers of our class A common stock in this offering.

Furthermore, the exercise of outstanding options or the conversion of our outstanding convertible notes or STRK Stock, or the payment of dividends on our STRK Stock in shares of class A common stock, could result, and the vesting of outstanding restricted stock units and performance stock units will result, in further dilution to investors. In addition, the market price of our class A common stock could fall as a result of resales of any of these shares of class A common stock issuable upon such exercise, conversion, issuance or vesting due to an increased number of shares of class A common stock available for sale in the market.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Accordingly, stockholders must rely on capital appreciation, if any, for any return on their investment.

We have never declared or paid cash dividends on our class A common stock or class B common stock. We currently intend to use available cash to purchase additional bitcoin, meet our dividend obligations on our preferred stock, and for other general corporate purposes, and we do not intend to pay cash dividends in respect of our class A common stock or class B common stock in the foreseeable future. Additionally, if we fail to declare and pay full dividends on our preferred stock, then we will be prohibited from paying dividends on our class A common stock until such dividend obligations are fully satisfied, subject to limited exceptions. As a result, capital appreciation, if any, of our class A common stock will be your sole source of gain for the foreseeable future.

Our class A common stock is junior to our existing and future indebtedness and our preferred stock, structurally junior to the liabilities of our subsidiaries and subject to the rights and preferences of any other series of preferred stock that we may issue in the future

If we liquidate, dissolve or wind up, whether voluntarily or involuntarily, then our assets will be available to distribute to our equity holders, including holders of our class A common stock and preferred stock, only if all of our then-outstanding indebtedness is first paid in full. The remaining assets, if any, would then be allocated among the holders of our equity securities in accordance with their respective liquidation rights.

Our outstanding classes of preferred stock are, and any new series of preferred stock that we may issue in the future will be, senior to our class A common stock with respect to payments upon liquidation, dissolution or winding up. If any assets remain after payment in full of the liquidation preference of the preferred stock, those remaining assets will be distributed to holders of our common stock. There may be insufficient remaining assets available to pay the liquidation preference on our preferred stock, in which case holders of our class A common stock would not receive any value for their shares.

As of September 30, 2025, excluding intercompany indebtedness, we had approximately $8.24 billion in aggregate principal amount of consolidated indebtedness outstanding, which ranks senior to our common stock. Additionally, as of October 31, 2025 there were 12,470,812 shares of STRF Stock outstanding, 28,011,111 shares of STRC Stock outstanding, 13,918,518 shares of STRK Stock outstanding, and 12,539,683 shares of STRD Stock outstanding, all of which ranks senior to our common stock.

USE OF PROCEEDS

From time to time, we may issue and sell shares of our class A common stock having aggregate sales proceeds of up to $15,854,365,265.54. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time.

We intend to use the net proceeds from this offering for general corporate purposes, including the acquisition of bitcoin and for working capital, and may also use the net proceeds for the payment of cash dividends declared or expected to be declared by the board of directors from time to time on shares of any series of our preferred stock then-outstanding.

Bitcoin is a highly volatile asset that has traded below $70,000 per bitcoin and above $120,000 per bitcoin in our principal market in the 12 months preceding the date of this Common Stock Annex. Bitcoin does not pay interest or other returns and so our ability to generate cash from our bitcoin holdings depends on sales. Future fluctuations in bitcoin trading prices may result in our converting bitcoin purchased with the net proceeds from this offering into cash with a value substantially below the net proceeds from this offering, and there can be no assurance as to whether or when we will realize any cash proceeds from our contemplated acquisition of bitcoin.

We have not determined the amount of net proceeds to be used specifically for any of these purposes. As a result, our management will have broad discretion in the application of the net proceeds from this offering and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used in a manner of which you approve.

DIVIDEND POLICY

We have never declared or paid cash dividends on our class A common stock or class B common stock. We currently intend to use available cash to purchase additional bitcoin, meet our dividend obligations on our preferred stock, and for other general corporate purposes, and we do not intend to pay cash dividends in respect of our class A common stock or class B common stock in the foreseeable future.

PLAN OF DISTRIBUTION

We have entered into the Sales Agreement with the Agents, under which we may offer and sell up to $15,854,365,265.54 of our shares of class A common stock under this Common Stock Annex from time to time through the Agents acting as our sales agents, or their respective broker-dealer affiliates (each such entity, a “Selling Agent”). Sales of our shares of class A common stock, if any, under this Common Stock Annex will be made by any method that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act or any other method permitted by law, which may include negotiated transactions or block trades. We entered into the Sales Agreement on November 4, 2025.

Because there is no minimum offering amount required as a condition to close the offerings of securities under this prospectus supplement, the actual total public offering amounts, commissions and proceeds to us, if any, are not determinable at this time. We estimate that the total expenses for this offering of class A common stock, excluding any commissions or expense reimbursement payable to the Agents under the terms of the Sales Agreement, will be approximately $300,000. The remaining sale proceeds, after deducting any other transaction fees, will equal our net proceeds from the sale of such shares.

The offering of our securities pursuant to this Common Stock Annex will terminate upon the earlier of (i) the sale of all securities subject to this Common Stock Annex, (ii) the termination of this offering of class A common stock in accordance with the terms of the Sales Agreement and (iii) the termination of the Sales Agreement as permitted therein.

This summary of the material provisions of the Sales Agreement does not purport to be a complete statement of its terms and conditions. A copy of the Sales Agreement will be filed with the SEC as an exhibit to a Current Report on Form 8-K filed under the Exchange Act and will be incorporated by reference into the registration statement of which this Common Stock Annex forms a part.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon by Wilmer Cutler Pickering Hale and Dorr LLP. The Agents are being represented by Davis Polk & Wardwell LLP in connection with the offerings of securities hereunder.

Class A Common Stock

PROSPECTUS SUPPLEMENT

COMMON STOCK ANNEX

TD Securities	Barclays	The Benchmark Company	BTIG

Canaccord Genuity	Cantor	Clear Street	Compass Point

H.C. Wainwright & Co.	Keefe, Bruyette & Woods A Stifel Company	Maxim Group LLC	Mizuho

Morgan Stanley	Santander	SOCIETE GENERALE	Texas Capital Securities

November 4, 2025